UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED AS PART OF THIS FORM 6-K

On July 6, 2023, Ultragenyx Pharmaceutical Inc. (“Ultragenyx”) announced that the first patients have been dosed in both of its Phase 3 clinical trials evaluating setrusumab in pediatric and young adult patients with osteogenesis imperfecta (OI) sub-types I, III and IV. The Phase 3 portion of the pivotal Phase 2/3 Orbit study is evaluating the effect of setrusumab compared to placebo on clinical fracture rate in patients aged five to under 26. The newly initiated Phase 3 Cosmic study is an active-controlled study in patients aged 2 to under 5 evaluating setrusumab compared to intravenous bisphosphonates (IV-BP) therapy on reduction in total fracture rate.

Following the announcement by Ultragenyx of the dosing of the first patient in the Phase 3 portion of the Orbit study, Mereo BioPharma Group plc (“Mereo”) is eligible to receive a one-time milestone payment of $9 million from Ultragenyx under the terms of the setrusumab Collaboration and License Agreement signed by Mereo and Ultragenyx on December 17, 2020.

The information in this report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-258495) and registration statements on Form S-8 (File Numbers 333-231636, 333-236498, 333-252147, 333-262151 and 333-269388) and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibits

99.1	Press release of Ultragenyx Pharmaceutical Inc. dated July 6, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2023

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel